CONFIDENTIAL

ALLIANCEBERNSTEIN INVESTMENTS, INC.
(an indirect wholly-owned subsidiary of
AllianceBernstein L.P.)

SCHEDULE I (continued)

COMPUTATION OF ALTERNATIVE NET CAPITAL REQUIREMENT
As of December 31, 2018

(in thousands)

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements
    pursuant to Rule 15c3-3 prepared as of the date of net capital computation including
    both brokers and dealers and consolidated subsidiaries' debits $ -

23. Minimum dollar net capital requirement of reporting broker or dealer and minimum
    net capital requirement of subsidiaries computed in accordance with Note (A) $ 250

24. Net capital requirement (greater of line 22 or 23) $ 250

25. Excess net capital (line 10 less 24) $ 23,583

26. Net capital in excess of the greater of:
    5% of combined aggregate debit items or 120% of minimum net capital requirement $ 23,533

Note (A): The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

Statement Pursuant to Paragraph 5(d)(4) of Rule 17a-5 of the Securities and Exchange Commission:
The above computation of net capital does not differ materially from the computation of net capital as of December 31, 2018, as filed on our amended Form X-17A-5 Part IIA, on February 28, 2019.

Exemptive Provision:

An exemption from Rule 15c3-3 ((k) (1)) of the Securities and Exchange Commission is claimed on the basis that transactions are limited to the sale and redemption of redeemable securities.